EXHIBIT 99.1

Internet Gold - Golden Lines Will Issue NIS
              148 Million Of its Series C Debentures in Exchange for NIS
124 Million Of Outstanding Series B Debentures in a Private Placement with
 Institutional Investors in Israel

PETACH TIKVA, Israel, December 16, 2010 - Internet Gold - Golden Lines (NASDAQ and TASE: IGLD), today announced that on December 16, 2010 the Company effected a private placement of NIS 148,328,588 million (US $ 41,386,325 million) principal amount of Series C Debentures to certain institutional investors in Israel in exchange for approximately NIS 124,855,714 million (US $ 34,836,974 million) principal amount of the Company’s outstanding Series B Debentures held by such institutional investors (or approximately 19% of the outstanding Series B Debentures), reflecting an exchange ratio of 1:1.188 (NIS 1.188 principal amount of Series C Debentures for NIS 1 principal amount of Series B Debentures).

The private placement was structured as an increase to the outstanding Series C Debentures of the Company which were first issued in September 2010.

The completion of the private placement is subject to the Tel Aviv Stock Exchange approval for the listing of the newly issued Series C Debentures on the Tel Aviv Stock Exchange.

The Israeli Tax Authority approved a formula for calculating the adjusted discount rate for all Series C Debentures, for taxation purposes. According to the principles set out in the Approval, as a result of the private placement, The Company expects such adjusted discount rate to be 0%.

Upon completion of the exchange offer, approximately NIS 528,699,029 million (US $147,516,470 million) in aggregate principal amount of the Series B Debentures will remain outstanding. The Series B Debentures purchased by the Company will be cancelled and the remaining outstanding Series B Debentures will continue to trade on the Tel Aviv Stock Exchange.

The terms of the newly issued Series C Debentures will be identical to the terms of Series C Debentures issued in September 2010. The newly issued Series C Debentures will be listed on the Tel Aviv Stock Exchange, subject to exchange approval and initial re-sales will be restricted by applicable securities laws.

The exchange of the Debentures was conducted as a private placement to Israeli institutional investors pursuant to Regulation S under the U.S. Securities Act of 1933. The newly issued Series C Debentures have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available.

Midroog Ltd., an Israeli rating company affiliated with Moody’s, has awarded the newly issued Series C Debentures an A3 stable rating, as was awarded to the Series C Debentures when initially issued in September 2010. In awarding the new debentures an A3 stable rating; Midroog cited the following factors, among others: (1) B Communications’ holding of the controlling interest in Bezeq, the leading player in the Israeli communications market, which has an Aa1 stable rating; and (2) the financing structure for the acquisition of the Bezeq interest.

Eli Holtzman, CEO of Internet Gold commented: "Our main goal in structuring the exchange offer was to improve our liquidity, the average duration of our debentures and our cash position post the Bezeq transaction. We are very pleased with the results".

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

About Internet Gold - Golden Lines Ltd.

Internet Gold is Israel’s leading telecommunications group. Internet Gold’s main asset is its control of Bezeq, the Israel Telecommunication Corp. (http://ir.bezeq.co.il) (TASE:BZEQ), Israel’s largest telecommunications service provider, which is based on its approximately 76% ownership of B Communications Ltd. (Nasdaq and TASE: BCOM), the holder of the controlling interest (30.34%) and Board control of Bezeq.

Internet Gold is controlled by Eurocom Communications, a leading privately-held investment group headquartered in Ramat-Gan, Israel. Internet Gold’s shares are traded on the Nasdaq Global Market (Nasdaq: IGLD) and the Tel Aviv Stock Exchange (TASE: אנזהב) where its share price is tracked as part of the TA-100 Index.

For more information, please visit the following Internet sites:

http://ir.bezeq.co.il
http://www.eurocom.co.ilhttp://www.bcommunications.co.il

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:

Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620